SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Robcor Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   77028P-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 9, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77028P-10-0                   13D                   Page 2 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    12,900,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    12,900,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,900,000 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 77028P-10-0                   13D                   Page 3 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL INVESTMENTS GP, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          12,900,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    12,900,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,900,000 SHARES (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner.

CUSIP No. 77028P-10-0                   13D                   Page 4 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          12,900,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    12,900,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,900,000 SHARES (2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(2) Shares are owned by Halter Financial Investments, LP of which TPH, L.P. is a limited partner of which TPH GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

CUSIP No. 77028P-10-0                   13D                   Page 5 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     DAVID BRIGANTE
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          12,900,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    12,900,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,900,000 SHARES (3)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

CUSIP No. 77028P-10-0                   13D                   Page 6 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     GEORGE L. DIAMOND
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          12,900,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    12,900,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,900,000 SHARES (4)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

CUSIP No. 77028P-10-0                   13D                   Page 7 of 12 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     MARAT ROSENBERG
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     NEVADA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          12,900,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    12,900,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,900,000 SHARES (5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     50.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

CUSIP No. 77028P-10-0                   13D                   Page 8 of 12 Pages



ITEM 1.           SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, no par value per share (the "Stock"), of Robcor Properties, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2.           IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons
(collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI ("Brigante"); George
L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

CUSIP No. 77028P-10-0                   13D                   Page 9 of 12 Pages




         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 9, 2006, HFI purchased, for $500,000 cash, payable in two installments of $250,000, 12,900,000 outstanding shares of restricted Stock from Michael Heitz.


ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of this transaction is to allow HFI to obtain a controlling interest in the Issuer.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on May 9, 2006, HFI may be deemed to be the beneficial owner of 12,900,000 shares of the Stock, which constitutes approximately 50.8% of the 25,410,000 shares of the Stock outstanding on May 9, 2006 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 9, 2006, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 12,900,000 shares of the Stock, which constitutes approximately 50.8% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 9, 2006, Halter, as the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 12,900,000 shares of the Stock, which constitutes approximately 50.8% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 9, 2006, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 12,900,000 shares of the Stock, which constitutes approximately 50.8% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 9, 2006, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 12,900,000 shares of the Stock, which constitutes approximately 50.8% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

CUSIP No. 77028P-10-0                   13D                  Page 10 of 12 Pages



         Pursuant to Rule 13d-3(a), at the close of business on May 9, 2006, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 12,900,000 shares of the Stock, which constitutes approximately 50.8% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days:

----------- ------------- ------------ ----------------- -----------------------
Reporting   Date           Number of    Price per Share   How the transaction
 Person                     Shares                            was effected
----------- ------------- ------------ ----------------- -----------------------
HFI         May 9, 2006   12,900,000   $.03875           Private Stock Purchase
----------- ------------- ------------ ----------------- -----------------------

CUSIP No. 77028P-10-0                   13D                  Page 11 of 12 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth below, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting
Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

         HFI, Heitz and the Company have entered into a Put Option Agreement providing that upon the effectiveness of the proposed 10-for-one reverse split (the "Reverse Split"), Heitz may require HFI to purchase up to an aggregate of 50,000 post Reverse Split shares of the common capital stock of the Company at a price per share of $3.00 at any time during the period of time commencing six months following the effectiveness of the Reverse Split and ending six months after the Company's completion of a transaction whereby the Company acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in financial statements audited in conformity with accounting practices generally accepted in the United States (a "Going Public Transaction"). In addition, under the terms of the agreement, Heitz must deliver to the Company 1,150,000 post reverse split shares of the Company's common stock in exchange for the Company's membership interest in Robcor, LLC, the Company's wholly-owned subsidiary, simultaneous with the closing of a Going Public Transaction.




ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1:     Stock Purchase  Agreement dated May 9, 2006 by and between HFI
------------      and Heitz.

Exhibit 10.2:     Put Option Agreement dated May 9, 2006 by and among HFI, Heitz
------------      and the Issuer.

CUSIP No. 77028P-10-0                   13D                  Page 12 of 12 Pages



         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



         DATED:   May 9, 2006

                                        Halter Financial Investments, L.P.,
                                        a Texas limited partnership

                                        By: Halter Financial Investments GP, LLC
                                        Its: General Partner

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        Halter Financial Investments GP, LLC,
                                        a Texas limited liability company

                                        By:   /s/ Timothy P. Halter
                                           -------------------------------------
                                        Its: Chairman


                                        /s/ Timothy P. Halter
                                        ----------------------------------------
                                        Timothy P. Halter


                                        /s/ David Brigante
                                        ----------------------------------------
                                        David Brigante


                                        /s/ George L. Diamond
                                        ----------------------------------------
                                        George L. Diamond


                                        /s/ Marat Rosenberg
                                        ----------------------------------------
                                        Marat Rosenberg

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of the 9th day of May, 2006, by and between Halter Financial Investments, L.P., a Texas limited partnership ("Purchaser"), maintaining an address at 12890 Hilltop Road, Argyle, Texas 76226, and Michael Heitz (the "Seller"), maintaining an address at 3505 Castlegate Ct., Lexington, KY 40502.

                              W I T N E S S E T H:

         WHEREAS, the Seller desires to sell to Purchaser and Purchaser desires to purchase from the Seller 12,900,000 shares (the "Shares") of the common capital stock of Robcor Properties, Inc.("Robcor"), representing approximately 51% of the Robcor's issued and outstanding common capital stock at the time of Closing (as hereinafter defined), upon the terms, provisions, and conditions and for the consideration hereinafter set forth; and

         NOW, THEREFORE, for and in consideration of the premises and mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby represent, warrant, covenant, and agree as follows:

Section 1. Issuance and Sale of Shares.

         Based upon the representations, warranties, and covenants and subject to the terms, provisions, and conditions contained in this Agreement, the Seller agrees to sell and deliver the Shares to Purchaser, free and clear of all liens, pledges, encumbrances, security interests, and adverse claims, and Purchaser agrees to purchase the Shares from the Seller for the consideration hereinafter set forth.

Section 2. Purchase Price.

         The total purchase price to be paid to the Seller by Purchaser for the Shares is $500,000.00 (the "Purchase Price"), payable $250,000 at the Closing, as defined below, and $250,000 90 days from the day of the Closing (the "Balance") either in cash, via wire transfer of immediately available funds, or certified check. To ensure payment of the Balance, the certificate evidencing 6,450,000 of the Shares shall be held in escrow in accordance with the terms of that certain Escrow Agreement (the "Escrow Agreement") to be entered into at the Closing by the parties hereto, the form of which Escrow Agreement is attached hereto as Exhibit "A".

Section 3. The Closing.

         Upon execution of this Agreement (the "Closing"), the Seller shall deliver to Purchaser a certificate(s) evidencing the Shares issued in the name of Purchaser, and immediately upon delivery thereof, Purchaser shall deliver to Seller the first installment of the Purchase Price.

Section 4. Representations and Warranties of the Seller.

         In connection with the transactions contemplated by this Agreement, the Seller hereby represents and warrants to Purchaser as follows:

         4.1. Organization, Standing and Power.

         Robcor and each of its subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Robcor and each of its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of their business or the ownership or leasing of their properties makes such qualification or licensing necessary. The Seller has heretofore delivered to the Purchaser true and complete copies of Robcor's Articles of Incorporation, as amended, and By-laws, each as currently in effect. Except for Robcor, LLC, a Kentucky limited liability company, Robcor has no subsidiaries and does not own or control, directly or indirectly, any shares of capital stock of any other corporation or any interest in any partnership, limited liability Seller, joint venture or other non-corporate business enterprise.

         4.2. Validity of Transaction.

         This Agreement and, as applicable, each other agreement contemplated hereby are, or upon execution will be, valid and legally binding obligations of the Seller, enforceable in accordance with their respective terms against the Seller, except as limited by bankruptcy, insolvency and similar laws affecting creditors generally, and by general principles of equity. At the time that the Shares are sold, assigned, transferred and conveyed to Purchaser pursuant to this Agreement, the Shares will be duly authorized, validly issued, fully paid and nonassessable. The execution, delivery and performance of this Agreement have been duly authorized by the Seller and will not violate any applicable federal or state law, any order of any court or government agency. The execution, delivery and performance of this Agreement and each other agreement contemplated hereby will not result in any breach of or default under, or result in the creation of any encumbrance upon any of the assets of the Seller pursuant to the terms of any agreement by which the Seller or any of its respective assets may be bound. The Seller does not have any knowledge that any consent, approval or authorization of, or registration or filing with any governmental authority or other regulatory agency, is required for the validity of the execution and delivery by the Seller of this Agreement or any documents related thereto.

         4.3. Capital Structure.

         The authorized capital stock of Robcor consists of 1,000,000,000 shares of common stock, no par value per share (the "Common Stock"). As of the date of this Agreement, there are 25,410,000 shares of Common Stock issued and outstanding. No shares of Common Stock are held by Robcor in its treasury. All outstanding shares of capital stock of Robcor have been duly authorized and validly issued, are fully paid and nonassessable, and were not subject to preemptive or similar rights at the time of issuance. No bonds, debentures, notes or other indebtedness of Robcor having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Robcor may vote are issued or outstanding. There are no outstanding stock appreciation rights or similar derivative securities or rights, including options or warrants, of Robcor.

         4.4. Absence of Certain Changes or Events; No Undisclosed Material Liabilities.

         Except as disclosed in Robcor's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the, "Annual Report"), Robcor has no Liabilities. "Liability" means, as to any person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required in accordance with accounting practices generally accepted in the United States ("GAAP") to be reflected, in such person's balance sheet.

         4.5. Compliance with Applicable Laws.

         Robcor and each of its subsidiaries has, and after giving effect to the transactions contemplated hereby will have, in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for them to own, lease or operate their properties and assets and to carry on their business as now conducted, and there has occurred no default under any such Permit, except (a) for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Material Adverse Effect, or
(b) notices to be filed with the U.S. Securities and Exchange Commission ("SEC") and state securities agencies with regard to transactions contemplated herein. For purposes of this Agreement, the term " Material Adverse Effect" means any material adverse effect with respect to Robcor or its subsidiaries, taken as a whole, or any change or effect that adversely affects, or is reasonably expected to adversely affect, the ability of Robcor or its subsidiaries to maintain their current business operations. Robcor and each of its subsidiaries is in compliance with, and has no liability or obligation under, all applicable statutes, laws, ordinances, rules, orders and regulations of any court or governmental or regulatory authority or body ("Governmental Entity"), including any liability or obligation to undertake any remedial action under hazardous substances laws, except for (y) instances of non-compliance, liabilities or obligations, which individually or in the aggregate would only have an immaterial effect, or (z) notices to be filed with the SEC and state securities agencies with regard to transactions contemplated herein.

         4.6. Litigation, etc.

         As of the date hereof, (a) there is no suit, claim, action or proceeding (at law or in equity) pending or threatened against Robcor or any of its subsidiaries (including, without limitation, any product liability claims) before any Governmental Entity, and (b) Robcor and each of its subsidiaries is not subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (a) and (b),
(i) could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended.

As of the date hereof, there are no suits, actions, claims or proceedings pending or threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

         4.7. Disclosure.

         The representations and warranties and statements of fact made in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

         4.8. Taxes and Tax Returns.

         All taxes payable have been paid when due; there is no examination or audit, or any claim, asserted deficiency or assessment for additional taxes in progress, pending, or threatened, nor is there any reasonable basis for the assertion of any such claim, deficiency or assessment; no material special charges, penalties, fines, liens, or similar encumbrances have been asserted against Robcor or its subsidiaries with respect to payment of or failure to pay any taxes which have not been paid or resolved without further liability to Robcor or its subsidiaries. Robcor and each of its subsidiaries has not executed or filed with any taxing authority any agreements extending the period for assessment or collection of any taxes. Proper amounts have been withheld by Robcor and each of its subsidiaries from its employees' compensation payments for all periods in compliance with the tax withholding provisions of applicable federal and state laws. Neither Robcor nor any of its subsidiaries is a party to any tax-sharing or tax-allocation agreement, nor does Robcor or any of its subsidiaries owe any amounts under any tax-sharing or tax-allocation agreement.

         4.9. Employee Benefit Plans.

         Neither Robcor nor any of its subsidiaries has in place any arrangement or policy (written or oral) providing for insurance coverage, workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or deferred compensation, profit sharing, bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is maintained or administered by Robcor or any of its subsidiaries, or to which Robcor or any of its subsidiaries contributes, and which covers any employee or former employee of Robcor or any of its subsidiaries or under which Robcor or any of its subsidiaries has any liability, including "employee welfare benefit plan," "employee benefit plan" and "employee pension benefit plan" as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         Neither Robcor nor any of its subsidiaries is a party to any collective bargaining agreements. There are no strikes or labor disputes or lawsuits, unfair labor or unlawful employment practice charges, contract grievances or similar charges or actions pending or threatened by any of the employees, former employees or employment applicants of Robcor or any of its subsidiaries that would have a Material Adverse Effect.

         4.10. Certain Contracts.

         There are no written employment agreements or termination agreements with current officers, directors or consultants of Robcor or its subsidiaries and to which Robcor or its subsidiaries are a party.

         Except as disclosed in the Annual Report, as of the date of this Agreement, (i) neither Robcor nor any of its subsidiaries is a party to or bound by any commitment, agreement or other instrument (excluding commitments and agreements in connection with extensions of credit by either Robcor or any of its subsidiaries) which contemplates the payment of amounts in excess of $5,000, or which otherwise is material to the operations, assets or financial condition of Robcor or its subsidiaries, including but not limited to any royalty, franchising fees, or any other fee based on a percentage of revenues or income and (ii) no commitment, agreement or other instrument to which Robcor or any of its subsidiaries are a party or by which they are bound limits the freedom of either of them to compete in any line of business or with any person.

         As of the date of this Agreement, neither Robcor nor any of its subsidiaries is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan agreement, license agreement (as to royalty payments) or other commitment or arrangement.

         4.11. Assets; Properties and Insurance.

         Except as disclosed in the Annual Report, neither Robcor nor any of its subsidiaries has assets, whether tangible or intangible owns real property and maintains insurance of any kind.

         4.12. Minute Books.

         The minute book of Robcor contains records which, in all material respects, accurately record all meetings of their stockholders and Board of Directors (including committees of the Board of Directors).

         4.13. Environmental Matters.

         Neither Robcor nor any of its subsidiaries has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement alleging that either is responsible for the correction or cleanup of any condition resulting from the violation of any law, ordinance or other governmental regulation regarding environmental matters, which correction or cleanup would be material to the business, operations, assets or financial condition of either Robcor or any of its subsidiaries. Neither Robcor nor any of its subsidiaries has any knowledge that any toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by them, or owned or controlled by them as a trustee or fiduciary (collectively, "Properties"), in any manner that violates or, after the lapse of time may violate, any presently existing federal, regional, state or local law or regulation governing or pertaining to such substances and materials, the violation of which would have a Material Adverse Effect. Neither

Robcor nor any of its subsidiaries has any knowledge that, during their ownership or lease of such Properties, any of such Properties has been operated in any manner that violated any applicable national, state or local law or regulation governing or pertaining to toxic or hazardous substances and materials.

         4.14. Loans, etc.

         Except as disclosed in the Annual Report, as of the date of this Agreement there are no liabilities, obligations or indebtedness of any kind whatsoever chargeable to any Robcor stockholder and payable to Robcor by a Robcor stockholder.

         4.15. Intellectual Property.

         There are no arrangements relating to the use by Robcor or any of its subsidiaries of any intellectual property owned by another person, and neither Robcor nor any of its subsidiaries has at any time been in breach of such arrangements. Neither Robcor nor any of its subsidiaries has granted or is obligated to grant a license, assignment or other right with respect to any intellectual property.

         4.16. Criminal Proceedings.

         Neither Robcor and its respective officers, directors, affiliates, promoters nor any predecessor of Robcor have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities within ten (10) years from the date hereof; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission ("CFTC") to have violated a federal or state securities or commodities law within ten (10) years from the date hereof, and the judgment has not been reversed, suspended or vacated.

Section 5. Representations and Warranties of Purchaser.

         Purchaser acknowledges and understands that the Shares are being acquired for investment in a transaction that is considered to be exempt from registration. In connection with the transactions contemplated hereby, Purchaser hereby represents and warrants to the Seller that:

         5.1. Investment Purposes.

         Purchaser is acquiring the Shares solely for investment purposes and not with a view to, or for resale in connection with, any distribution thereof or with any present intention of distributing or selling any of the Shares, except as allowed by the Securities Act of 1933, as amended, or any rules or regulations promulgated thereunder (collectively, the "Act").

         5.2. Disposition of Shares.

         Purchaser will hold the Shares subject to all of the applicable provisions of the Act, and Purchaser will not at any time make any sale, transfer, or other disposition of the Shares in contravention of said Act.

         5.3. Economic Risk.

         Purchaser acknowledges that it must bear the economic risk of its investment in the Shares for an indefinite period of time since the Shares have not been registered under the Act and therefore cannot be sold unless the Shares are subsequently registered or an exemption from registration is available.

         5.4. No Public Solicitation.

         The sale of the Shares to Purchaser is being made without any public solicitation or advertisements.

         5.5. Criminal Proceedings.

         Neither  the  Purchaser  and  its   respective   officers,   directors,
affiliates, promoters nor any predecessor of the Purchaser have been subject to or suffered any of the following:

         o Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other misdemeanor offenses) within ten (10) years from the date hereof;

         o Any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities within ten (10) years of the date hereof; or

         o Being found guilty by a court of competent jurisdiction (in a civil action), the SEC or the CFTC to have violated a federal or state securities or commodities law within ten (10) years of the date hereof, and the judgment has not been reversed, suspended or vacated.

         5.6. Information.

         Purchaser has received and reviewed such information as Purchaser deems necessary to evaluate the risks and merits of its investment in Robcor.

         5.7. Accredited Investor.

         Purchaser is an "accredited investor" within the meaning of rule 501 of Regulation D promulgated under the Act.

         5.8. Financial Matters Experience.

         Purchaser has such knowledge and experience in financial matters as to be capable of evaluating the merits and risks of an investment in the Shares.

         Section 6. Conditions to the Obligations of Purchaser at Closing.

         The   obligations  of  Purchaser  at  Closing  are   conditioned   upon
satisfaction, on or prior to such date, of the following conditions, which conditions are further conditioned upon the delivery of the Purchase Price by
Purchaser:

         6.1. Stock Certificates.

         The Seller shall have delivered to Purchaser certificate(s) issued in the name of Purchaser representing the number of Shares to be purchased by Purchaser pursuant to this Agreement.

         6.2. Resignation and Appointment of Officers and Directors.

         Robcor shall have delivered a duly executed letter of resignation from the Seller as Chairman, President, Chief Executive Officer, Secretary and Chief Financial Officer of Robcor. The Seller shall have also delivered resolutions approved by the Board of Directors of Robcor duly appointing Timothy P. Halter as the President, Secretary and Chief Accounting Officer, and as a member of the Board of Directors and the Seller as Vice President of Robcor.

Section 7. Closing and Post-Closing Obligations.

         7.1. Reverse Split.

         Within 60 days of the Closing, Robcor shall, under the direction of Purchaser, make all necessary filings to effect a 10 for one reverse split of Robcor's common capital stock (the "Reverse Split"). Pursuant to the Reverse Split, following the 10 for one conversion any partial shares of common capital stock will be rounded up to the next full share.

         7.2. Put Option Agreement.

         Immediately following the Closing, Purchaser, Robcor and the Seller shall enter into that certain Put Option Agreement attached hereto as Exhibit "B".

Section 8. Indemnification.

         The Seller acknowledges that it understands the meaning and legal consequences of its representations, warranties and covenants and that the Purchaser has relied upon such representations, warranties, and covenants, and the Seller hereby agrees to indemnify and hold harmless the Purchaser and its agents and employees for a period of one year from the date of this Agreement from and against any and all loss, damage or liability due to or arising out of a breach of any such representation, warranty, or covenant or any adverse consequence suffered by Purchaser as a result of the operation of Robcor or any of its subsidiaries by the Purchaser.

Section 9. Survival of Representations and Warranties.

         All representations, warranties, covenants, and agreements contained herein shall not be discharged or dissolved upon, but shall survive the Closing and shall be unaffected by any investigation made by any party at any time.

Section 10. Entirety and Modification.

         This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, whether oral or written, between the parties hereto relating to such subject matter. No modification, alteration, amendment, or supplement to this Agreement shall be valid or effective unless the same is in writing and signed by all parties hereto.

Section 11. Successors and Assigns.

         This Agreement shall be binding upon and inure to the benefit of the respective parties hereto, their successors and permitted assigns, heirs, and personal representatives.

Section 12. Notices.

         All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as properly given or made if hand delivered, mailed from within the United States by certified mail, or sent by overnight delivery service to the applicable address appearing in the preamble to this Agreement, or to such other address as either party may have designated by like notice forwarded to the other party hereto. All notices shall be deemed given when postmarked (if mailed), when delivered to an overnight delivery service or, if hand delivered, when delivered to the recipient.

Section 13. Severability.

         Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

Section 14. Headings.

         The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

Section 15. Counterparts.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 16. Legal Fees and Costs.

         If a legal action is initiated by any party to this Agreement against another, arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, or any dispute concerning the same, any and all fees, costs and expenses reasonably incurred by each successful party or his, her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party or parties.

Section 17. Publicity.

         Except as otherwise required by law, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other to the contents and the manner of presentation and publication thereof.

Section 18. Governing Law.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas without reference to conflicts of law provisions.

Section 19. Jurisdiction.

         Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Texas or of the United States of America for the Northern District of Texas and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address specified in Section 12, such service to become effective 10 days after such mailing.

         IN WITNESS WHEREOF, the parties hereto have duly executed this agreement as of the date first written above.

PURCHASER:                             HALTER FINANCIAL INVESTMENTS, L.P.


                                       By: Halter Financial Investments GP, LLC,
                                           its general partner


                                           By: /s/ Timothy P. Halter
                                              ----------------------------------
                                              Timothy P. Halter, Chairman

THE SELLER:                             By: /s/ Michael Heitz
                                           -------------------------------------
                                           Michael Heitz, by Viola Janette Heitz
                                           attorney-in-fact

                              PUT OPTION AGREEMENT


         This PUT OPTION AGREEMENT (this "Agreement") is made as of this 9th day of May, 2006 by and among Halter Financial Investments, L.P., a Texas limited partnership ("Optionor"), Robcor Properties, Inc. (the "Company"), and Michael Heitz, in his individual capacity (the "Optionee" and together with Optionor and Robcor, the "Parties").

                              W I T N E S S E T H :

         A. On May 9, 2006, Optionor acquired from Optionee 12,900,000 shares of the common capital stock of the Company pursuant to the terms of that certain Stock Purchase Agreement (the "Purchase Agreement") by and between Optionor and the Optionee. The Optionee was willing to execute the Purchase Agreement based on its desire to have new management of the Company, as appointed by the Optionor, effect a transaction whereby the Company acquires operating control, or substantially all of the assets, of a privately held corporation generating revenues as reported in conformity with accounting practices generally accepted in the United States (a "Going Public Transaction").

         B. As a result of the afore-referenced stock purchase transaction, new management of the Company, as appointed by the Optionor, is obligated to have the Company effect a 10 for 1 reverse stock split of the Company's common stock (the "Reverse Split").

         C. As of the effectiveness of the Reverse Split, Optionee will be the holder of at least 1,150,000 shares of the Company's common stock.

         D. The Company is the sole member of Robcor, LLC, a Kentucky limited liability company and wholly owned subsidiary of the Company ("Robcor LLC").

         E. As further inducement for Optionee to enter into the Purchase Agreement, Optionor has agreed to grant to Optionee the Put Option (as defined below) and the Company has agreed to grant to Optionee the Robcor LLC Option, also as defined below.

         NOW, THEREFORE, in consideration of the premises and the mutual promises set forth in this Agreement;

                  THE PARTIES AGREE AS FOLLOWS:

         1. Put Option.

                  a. Optionor hereby grants to Optionee an option (the "Put Option") to require Optionor to purchase up to 50,000 post Reverse Split shares of common capital stock of the Company held by Optionee (the "Option Shares") at a price per share of $3.00 pursuant to the terms of this Agreement.

b. The Put Option may only be exercised during the period commencing six months from the effective date of the Reverse Split and ending six months after the completion of a Going Public Transaction (the "Exercise Period").

         2. Exercise of the Option.

                  a. The Put Option may be exercised by written notice given by Optionee to Optionor exercising the Put Option (as long as the Optionee has god and valid title to the shares subject to the exercise, and said shares are unencumbered at the time of delivery).


                  b. Optionee may exercise the Put Option on a serial basis, until such time as (i) the Put Option has been exercised with regard to all 50,000 shares of common capital stock of the Company subject to the Put Option or (ii) the Put Option has terminated pursuant to the terms of Section 2(d) below.

                  c. Optionor shall make payment for all Option Shares with regard to which the Put Option is exercised within ten (10) days following Optionor's deemed receipt of the written notice exercising the Put Option. Payment shall be made to the Optionee owning the shares subject to the exercise in cash by wire transfer of immediately available funds or certified check.

                  d. If the Put Option is not exercised during the Exercise Period, then the Put Option will terminate, and be null, void and of no further effect immediately following the end of the Exercise Period.

         3. Robcor LLC Option. Simultaneous with the closing of the Going Public Transaction, Optionee is hereby obligated to deliver to the Company 1,150,000 unencumbered post Reverse Split shares of the common capital stock of the Company (the "Robcor LLC Shares") and the Company shall transfer to Optionee its membership interest in Robcor LLC (the "Robcor LLC Option"). The rights of the Company and the Optionee related to the Robcor LLC Option are contingent and may only be exercised upon the closing of the Going Public Transaction and the delivery of all of the Robcor LLC Shares.

         4.  Optionor's   Representations   and   Warranties.   Optionor  hereby
represents and warrants to Optionee that:

                  a. Optionor has full legal right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby.

                  b. This Agreement has been duly executed and delivered by Optionor and is the lawful, valid and legally binding obligation of Optionor, enforceable in accordance with its terms.

                  c. This Agreement does not violate any other agreement to which Optionor is a party or any agreement or law of which Optionor is aware.

                  d. Optionor acknowledges that the Option Shares (i) have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or regulatory body, (ii) are being offered and sold in reliance upon exemptions from the requisite requirements of the Securities Act and such laws, and (iii) may not be transferred or resold except without registration under such laws unless an exemption is available.

                  e. Optionor represents and warrants that Optionor (i) upon exercise of the Put Option, would acquire the Option Shares solely for investment purposes, and not with a view toward, or for sale in connection with, any distribution thereof, (ii) has received and reviewed any such information as Optionor deems necessary to evaluate the merits and risks of the investment in the Option Shares, (iii) is an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933, and (iv) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Option Shares, including, without limitation, a complete loss of the investment.

                  f. Optionor will not approve any material change to the operations of Robcor LLC, including, but not limited to, the sale of the assets thereof, or the disposition by the Company of its membership interest in Robcor LLC without the express written consent of the Optionee.

         5. Notices. Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed to the applicable address as set forth in the signature page hereto or such other address as the parties may designate in writing from time to time. Notices that are mailed shall be deemed received five (5) days after deposit in the United States mail. Notices sent by courier or overnight delivery shall be deemed received two (2) days after they have been so sent.

         6. Further Instruments and Actions. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

         7. Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof.

         8. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas without reference to conflicts of law provisions.

         9. Jurisdiction. Each Party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Texas or of the United States of America for the Northern District of Texas and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each

Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address specified in Section 5, such service to become effective 10 days after such mailing.

         10. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of all Parties.

         11. Separability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         12. Attorney's Fees. In the event that any dispute among the Parties to this Agreement should result in litigation, the prevailing Party in such dispute shall be entitled to recover from the losing Party all fees, costs and expenses of enforcing any right of such prevailing Party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

         13. Publicity. Except as otherwise required by law, none of the Parties hereto shall issue any press release or make any other public statement, in each case relating to, connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval lf the other to the contents and the manner of presentation and publication thereof.

         14.  Headings.   The  headings  of  this  Agreement  are  inserted  for
convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

         15. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective Parties hereto, their successors and permitted assigns, heirs, and personal representatives.

         16. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                     OPTIONEE:


                                     By: /s/ Michael Heitz
                                        ----------------------------------------
                                        Michael Heitz, by Viola Janette Heitz as
                                        attorney-in-fact


                                     OPTIONOR:

                                     HALTER FINANCIAL INVESTMENTS, L.P.

                                     By: Halter Financial Investments GP, LLC,
                                         its general partner

                                     By: /s/ Timothy P. Halter
                                        Timothy P. Halter, Chairman


                                     THE COMPANY:

                                     ROBCOR PROPERTIES, INC.


                                     By: /s/ Timothy P. Halter
                                        Timothy P. Halter, President